February 14, 2000



Securities and Exchange Commission
450 Fifth Street N.W.
Washington,D C.  20549

Re: Initial Statement of Beneficial Ownership of Securities on behalf of Reporting Person

Dear Madam/Sir:

We are filing Form 3 through the EDGAR system on behalf of Putnam Investments, Inc. required to be filed by this organization pursuant to Section 16 of the Securities
Exchange Act of 1934 or Section 30(f) of the Investment
Company Act of 1940.

In addition, a copy of Form 3 is being sent to the principal national securities exchange where the Issuer is traded.

Comments or questions concerning the above may be directed to the undersigned at 617-760-8235.

Very truly yours,


PUTNAM INVESTMENTS, INC.




By:  Andrew J. Hachey
     Assistant Vice President


/form3cvr